March 14, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX 1-813-749-1042


Mr. Timothy Shannon
Chief Executive Officer
Dale Jarrett Racing Adventure, Inc.
3604 Denver Drive
Denver, CO 28037

Re: Dale Jarrett Racing Adventure, Inc.
Form 10-KSB for the year ended June 30, 2004
File No. 000-27251

Dear Mr. Shannon:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


							Sincerely,



Kathleen Collins
Accounting Branch Chief